CONFIDENTIAL TREATMENT REQUESTED

BY SOLARWINDS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

April 28, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter and the supplemental materials pursuant

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to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus will be within a range of $[****]-$[****] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. This letter provides:

•	an update on offering timing considerations;

•	a list of information provided to the Staff to date in connection with its review of the Company’s option pricing and fair value determinations;

•	an update regarding recent option grants;

•	a discussion of the Company’s approach to option pricing and fair value determinations, including its approach with respect to the recent option grants;

•	proposed revisions to the “Management’s Discussion and Analysis” section of the Registration Statement to give effect to recent option grants and to address prior comments from the Staff; and

•	the Company’s determination that Exhibits 99.2 and 99.3 should not be included in the Registration Statement.

To facilitate the Staff’s review and per the Staff’s request in comment 38 of the letter from the Staff dated April 18, 2008, the Company has attached as Appendix A hereto a complete list of all transactions involving the issuance of equity securities (including options to purchase equity securities) from January 1, 2007 through the date of this letter. For the convenience of the Staff, the list attached as Appendix A hereto incorporates the information supplementally provided to the Staff by the Company on May 7, 2008 and December 18, 2008.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on May 1, 2009 and commencing its road show on May 4, 2009, with a target completion date for its offering of May 19, 2009. To remain on this schedule, the Company respectfully requests that the Staff provide the Company with a preliminary assessment of the Company’s fair value determinations on or prior to April 30, 2009.

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Previously Provided Information

The following is a summary of the information provided by the Company to date in connection with the Staff’s review of the Company’s option pricing decisions:

•

Registration Statement. The sections captioned “Stock-Based Compensation” and “Valuation of Common Stock” at pages 40-44 in the Management’s Discussion and Analysis (“MD&A”) section of the Registration Statement include a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board of Directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

•

Response letter dated May 7, 2008. In response to comment 15 in the Staff’s letter dated April 18, 2008, the Company provided an overview of its discussions with the underwriters regarding proposed valuations and comparables. In response to comments 16, 17, 18 and 19 in the Staff’s letter dated April 18, 2008, the Company provided information requested by the Staff with respect to equity transactions disclosed in the Registration Statement. In response to comment 38, the Company provided the staff with a table containing information requested by the Staff with respect to all stock option grants and other equity related transactions from January 1, 2007 through May 7, 2008, including the nature of each transaction, the date of the transaction, the description of the equity holder, the reason for the issuance, the number of options granted or issued, the exercise price or conversion price, the fair value of the underlying shares of common stock, the adjustments made in determining fair value, the total amount of deferred compensation, the amount and timing of expense recognition and the valuation methodologies used with respect to such transaction.

•

Response letter dated June 10, 2008. In response to comment 3 of the Staff’s letter dated May 30, 2008, the Company provided information requested by the Staff with respect to the independent valuation obtained by the Company in January 2008. In response to comment 4 of the Staff’s letter dated May 30, 2008, the Company provided information requested by the Staff with respect to an increase in the fair value of the Company’s common stock from January 2008 to March 2008.

•

Response letter dated July 18, 2008. In response to comments 3 and 4 of the Staff’s letter dated June 27, 2008, the Company provided additional detail regarding factors influencing the assumptions underlying the Company’s valuation of its common stock for purposes of stock option grants through June 2008.

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•

Response letter dated December 18, 2008. Under the heading “Stock-Based Compensation,” the Company provided information regarding factors influencing the assumptions underlying the Company’s valuation of its common stock for purposes of stock option grants in November 2008. In addition, the Company updated the table previously provided to the Staff in connection with the response letter dated May 7, 2008 in order to provide the requested information with respect to grants subsequent to May 7, 2008 and through December 18, 2008.

•

Response letter dated March 6, 2009. In response to comments 2 and 3 of the Staff’s letter dated January 28, 2009, the Company provided the Staff with additional detail regarding weighting of multiples, probabilities for various company scenarios and application of discounts in valuation methodologies.

April 23, 2009 Option Grants

Subsequent to grants made on March 3, 2009, the Company’s only equity issuances were grants on April 23, 2009 of options to purchase an aggregate of 1,265,999 shares of common stock. The Company’s Board of Directors granted the April 2009 options with an exercise price of $[****] per share, which the Board of Directors determined to equal the fair value of the underlying common stock on the date of grant. As discussed below, the exercise price is within the currently expected valuation range of $[****]-$[****] per share.

Overview of Option Pricing and Fair Value Determinations

As previously disclosed in the Registration Statement, each time the Company’s Board of Directors has granted options during the period from January 2007 to the present (the “Review Period”), the Board of Directors has granted those options with an exercise price equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, the Board of Directors was required to determine in good faith the fair value of the common stock, and in doing so it considered, among other things, the following factors:

•	the Company’s current and historical operating performance;

•	the Company’s expected future operating performance;

•	the Company’s financial condition at the grant date;

•	the liquidation rights and other preferences of the Company’s preferred stock;

•	any recently privately negotiated sales of the Company’s securities to independent third parties;

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•	input from the Company’s management;

•	the lack of marketability of the Company’s common stock;

•	the potential future marketability of the Company’s common stock;

•	the business risks inherent in the Company’s business and in technology companies generally; and

•	the market performance of comparable public companies.

As detailed in the Registration Statement and the Company’s response letters dated May 7, 2008 and June 10, 2008, the Company and its Board of Directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). To this end, the Company obtained contemporaneous independent valuations from [****], a nationally recognized independent accounting and valuation firm. In total, the Company has obtained three separate valuation reports (January 2008, May 2008 and November 2008) to ensure that all relevant business developments were taken into account in making valuation determinations and to ensure that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Prior to April 2009, given the volatility in the public markets, general economic conditions and the limited market for initial public offerings in particular, the Company’s Board of Directors relied primarily on the valuations provided by [****] in establishing the estimated fair value of the common stock for purposes of option grants. With respect to options granted on April 23, 2009, the Board of Directors also took into account recent discussions with representatives of its underwriters regarding valuation recommendations.

Throughout the Review Period, the Company’s Board of Directors has consisted of individuals with significant experience in business, finance, venture capital and/or private equity in general and significant experience in valuing technology companies and determining the fair values of their common stock. Board members Michael S. Bennett, Steven M. Cakebread, Jeffrey L. Horing, Bob L. Martin, J. Benjamin Nye, Ellen F. Siminoff and John D. Thornton each have significant business experience, financial expertise, executive and/or director experience with publicly traded technology companies and/or experience in venture capital or other private equity investing. The Company’s Board of Directors reached its determinations of the estimated fair value of its common stock after considerable discussion and made its determinations in good faith, based on the information available on the date of grant.

In light of the foregoing and the discussion below regarding the grants on April 23, 2009, and as previously stated in the MD&A section of the Registration Statement and in our letters to

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the Staff dated May 7, 2008 and July 18, 2008, the Company believes that the actions of its Board of Directors to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS No. 123R), the AICPA Practice Aid and the regulations regarding the granting of options to employees in the United States as “incentive stock options” under the 2005 Stock Plan and the Internal Revenue Code of 1986, as amended.

Option Grants and Fair Value Determinations – January 1, 2007 through March 3, 2009

As indicated above, the primary drivers for the changes in the valuation of the Company and its common stock from January 2007 to March 3, 2009 are summarized in the Registration Statement and in the Company’s response letters dated May 7, 2008, June 10, 2008, July 18, 2008, December 18, 2008 and March 6, 2009.

Option Grants and Fair Value Determination – March 4, 2009 through April 23, 2009

The fair value of the Company’s common stock as determined by the Board of Directors increased from $8.68 on March 3, 2009 to $[****] per share on April 23, 2009, representing an increase of approximately [****]%. The following discussion describes the primary drivers of the increase in the option exercise price and fair value of common stock from March 3 to April 23, 2009.

In connection with its efforts to evaluate whether to pursue a public offering during this fiscal quarter, in April 2009, representatives of one of the managing underwriters provided the Company with an estimated valuation range of $[****]-$[****] per share for the Company’s offering assuming an offering in the second quarter of 2009. At that time, the representatives of one of the managing underwriters indicated to the Company that the proposed range was subject to a number of conditions and assumptions. In light of continued market volatility, representatives of the managing underwriters have subsequently advised the Company that they expect the range printed on the cover of the preliminary prospectus will be within the range of $[****] and $[****] per share. The Company currently expects to include a price range within this range on the cover of its preliminary prospectus to be filed in an amendment to the Registration Statement on or about April 30, 2009. The Company does not know and is not able to predict at this time the precise range to be printed on the cover of the preliminary prospectus.

In light of the numerous qualifications and assumptions associated with this range and other factors described below, the Company’s Board of Directors granted the options on April

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23, 2009 with an exercise price of $[****] per share, which is within the estimated price range provided by representatives of one of the managing underwriters to the Board of Directors in the April meeting.

In addition to the expected price range, additional factors considered by the Board of Directors of the Company in arriving at the determination on April 23, 2009 of the fair market of the Company’s common stock and by the underwriters in recommending a price range are as follows:

•

Strong Operational Metrics. Despite challenging economic conditions, through the first quarter of 2009 the Company continued to enjoy strong operational metrics, even in the face of challenging economic conditions, particularly with respect to adjusted EBITDA.

•

Optimism Regarding Market Opportunity. Recent reports and analyst data with respect to the network performance and operations managements markets and the Company’s market share and role in such markets and general market opportunity are positive indicators for the Company’s business and growth in future periods.

•

Substantially Enhanced Balance Sheet and Financial Condition of the Company. The proceeds of a successful public offering would strengthen substantially the Company’s balance sheet and would permit the Company to reduce its outstanding indebtedness. The improvements in the Company’s financial position, including the projected reduction of its outstanding indebtedness upon the completion of the offering, influenced the increased common stock valuation and expected price range.

•

Substantially Enhanced Marketability and Liquidity of the Company’s Stock. As discussed in the Company’s prior responses, the fact that the Company’s stockholders currently have very limited liquidity options for their shares and the fact that the completion of the Company’s offering remains a high risk proposition, has adversely affected the current fair market value of the Company and its stock. The successful completion of the Company’s offering would substantially eliminate such marketability discounts and result in an associated increase in the valuation of the Company and its stock.

•

Improving Capital Markets and IPO Market. From March 3, 2009 to April 23, 2009, leading stock market indices and the Nasdaq Composite Index in particular increased significantly. Consequently, the implied Company valuation derived from market data increased over such period. In addition, the Company’s optimism regarding the prospects of the offering improved as a result of recent initial public offerings that have closed in the first and second quarters of 2009.

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Despite these positive developments, the prospects of a successful offering by the Company remained highly uncertain as of April 23, 2009 and continue to remain uncertain today. The public capital markets have experienced extreme volatility and uncertainty in the thirteen months that have passed since the Company initially filed the Registration Statement. During this same period, the global and U.S. economies have faced unprecedented challenges, and the credit markets have become weak and virtually inaccessible. As a result, a majority of proposed initial public offerings during this period have been abandoned, delayed or priced below their proposed price range. Initial public offerings by technology companies are at or near record lows. The combination of these factors has been the primary reason why the Company has been and continues to be unable to determine or provide a final price range to the Staff. Accordingly, while the Company has continued to pursue an initial public offering in the second quarter of 2009, the risk of a withdrawn or failed offering, further delays or pricing below the proposed range remain extraordinarily high.

As a result, in light of its fair value determination on March 3, 2009 and the factors described above, the Company’s Board of Directors determined that the fair value per share of common stock on April 23, 2009 was $[****] per share, the low end of the price range communicated to the Board of Directors at its meeting.

Conclusion

The Company believes that the fair values determined by its Board of Directors for the common stock applicable to each option grant are appropriate and demonstrate the Board of Directors and the Company’s diligent efforts to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

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Proposed MD&A Revisions

The Company proposes to revise the discussion in the MD&A section of the Registration Statement to reflect the grant of options in April 2009 and to provide information in response to comment 3 of the Staff’s letter dated March 25, 2009. Marked versions of the proposed revised pages are attached as Appendix B hereto.

Exhibits 99.2 and 99.3

As discussed with Barbara Jacobs and Evan Jacobsen in a telephone conversation on April 24, 2009, the Company has determined that the consents previously filed as Exhibits 99.2 and 99.3 are not required to be filed because the underlying reports were not commissioned by the Company. Accordingly, the Company will not include these exhibits in the next amendment of the Registration Statement.

*****

Please direct your questions or comments regarding this letter to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias

Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
J. Barton Kalsu, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta

APPENDIX A

[****]

APPENDIX B

[****]